

Mail Stop 3561

November 2, 2017

Jorge Rauber
Chief Executive Officer
Central Puerto S.A.
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina

> **Re:** **Central Puerto S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 3, 2017**
> **CIK No. 0001717161**

Dear Mr. Rauber:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. We note your indication that you are registering common shares which "may be represented by American depositary shares." Tell us why there appears to be some uncertainty as to whether or not the common shares will be represented by American

depositary shares. Please also clarify whether the amount of common shares (or ADSs) that you register on this registration statement reflects the amount issuable in the global offering or the international offering.

Risk Factors

Risks related to our Shares and ADSs, page 48

3. We note your disclosure elsewhere that you, the ADS Depositary, and each owner and holder waives the right to a jury trial in an action against you or the ADS Depositary arising out of or relating to the deposit agreement. Please revise this section to disclose the risks to potential ADS holders associated with this provision of the deposit agreement.

Capitalization, page 63

4. Please revise the table in this section to reflect your capitalization as of a date no earlier than 60 days prior to the date of your registration statement. Refer to Item 3.B. of Part I of Form 20-F, and Item 4. of Part I of Form F-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Electric Power Demand and Supply, page 76

5. We note your statement in this section that, in 2016, "the available capacity was 27.35 GW . . . , which is 7.64% lower than the annual peak demand of 25.4 GW in such year." This statement is unclear, and inconsistent with the disclosure in your prospectus summary that the average available capacity was 7.64% higher than peak demand in 2016. Please revise for consistency or clarify your disclosure.

Results of Operations, page 88

6. Please provide a discussion of your results of operations for the periods represented by the interim financial statements included in your filing or tell us why such disclosures are not required.

Business

Our Competitive Strengths, page 107

7. Please provide the basis for your competitive position, including the sources supporting the efficiency levels of each of your competitors generating units. Make conforming changes throughout your prospectus.

Our Subsidiaries, page 118

8. Although your disclosures on pages 118 and 119 quantify the percentage contribution of each subsidiary to your consolidated net income, we note that the percentages sum to less than a 10% net income contribution. Please revise your disclosures to identify and quantify the operations that comprise your remaining net income. Please tell us whether the parent(s) of the listed subsidiaries constitute any operations or otherwise help us understand the operations that generate the substantial majority of your net income.

Evolution of Supply and Demand in the Argentine Energy Sector Structure, page 176

9. Throughout this section and elsewhere in the prospectus, you provide charts and graphs related to the supply and demand of energy in Argentina. Please disclose provide the sources for the data found in each of these charts and graphs, if not CAMMESA.

Taxation, page 219

10. Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction, considering the stated uncertainty with respect to the application of Argentine tax laws to your common shares and ADSs on page 53 and elsewhere. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin 19.

Audited consolidated financial statements of Central Puerto S.A.

Consolidated Statement of Financial Position, page F-4

11. Please provide within your financial statements all disclosures required by paragraph 79(a) of IAS 1 for each class of share capital or explain how you have provided such disclosure in the financial statements.

Notes to the Audited Consolidated Financial Statements

Merger with Hidroneuquen SA, Operating SA and Sociedad Argentina de Energia SA, page F-7

12. We note that you accounted for your merger with HDNQ, Operating and SADESA as a business combination under common control at historical cost. Please address the following comments related to this merger:

   • Tell us and clearly disclose the date(s) from which each entity has been included in your consolidated financial statements.

- Tell us whether any consideration was transferred in the merger. If so, explain how the consideration was measured and where you recorded any difference between the consideration transferred and the acquired net assets.

- Tell us and disclose if the historical carrying amounts of the acquired net assets were based on those recognized by the controlling party or by the transferred entity and whether there was any difference between these two carrying amounts.

a) Resolution SE No. 406/03 and other regulations related to WEM generators' receivables, page F-8

13. Please address the following comments related to the plants constructed with FONINVEMEM trust funds:

- We note that you account for your investments in the Thermal Jose de San Martin and Thermal Manuel Begrano plants using the equity method. Citing applicable IFRS or other support, explain to us how you initially recorded these investments on your balance sheet, including your calculation of the initial basis of the investment. Please also clarify whether you paid or provided any additional consideration for your equity interests and whether and how it was included in the equity investment.

- You disclose that you "have not recognized interests as well as the effect of the conversion of these receivables into US dollar due to uncertainties." Please clarify what is meant by "interests" and "uncertainties." Also explain the "conditions precedent to complete the thermal combined cycle plant and obtain the related regulatory approvals" detailed on page F-42. Finally, contrast your accounting treatment of the Central Vuelta de Obligado SA (CVO) receivables with other generators that have LVFVD and elected to participate in the FONINVENEM. Explain in detail any differences in the accounting or facts specific to each participant. We may have further comment.

- Based on your page 2 and 117 disclosures, you state that you possess a 56.19% interest in CVO. Citing applicable IFRS guidance, please tell us how you currently account for this equity interest. In doing so, explain whether, and where, the assets, liabilities, and results of the plant's current operations are reflected in your financial statements. If your accounting treatment will change once the plant is operational or some later date, please explain the accounting treatment anticipated, including the amounts at which they will be reflected.

- You disclose on page 3 that the FONINVEMEM plants refer to plants in which you "expect to receive equity interests in the future." Please clarify whether you currently hold equity interests in these plants. If you do not, please explain the mechanism by which you expect to obtain equity interests in the future.

2.2.6 Property, plant and equipment, page F-15

14. Please justify the reasons for the differing depreciation methods of your Puerto Combined Cycle, Lujan de Cuyo, and Piedra del Aguila power plants.   Please specifically explain the rationale of using a unit-of-production basis to depreciate the Puerto Combined Cycle plant and how the estimated total units of production are established, updated and reliable.

2.2.8 Impairment of property, plant and equipment and intangible asset, page F-17

15. Please tell us the level at which you test your electric power facilities for impairment and whether, and the rationale for, any impairment tests that were performed. In doing so, clarify if you test these assets at the individual asset level or at a higher cash-generating unit ("CGU") level, identify your CGU's and explain how you your treatment complies with IAS 36.

2.2.17 Information on operating segments, page F-25

16. Please tell us how you determined each power plant, or each geographic subset of power plants, does not represent a separate operating segment under paragraph 5 of IFRS 8. In particular, we note that both your Piedra del Aguila and Lujan de Cuyo plants do not service Buenos Aires and that the Piedra del Aguila plant operates under an IFRIC 12 concession that expires in 2023.

2.5 Changes in accounting estimates, page F-28

17. We note that a change in accounting estimate resulted in additional fiscal 2016 depreciation for your Piedra del Aguila power plant. Please tell us in detail, and disclose summarily, the specifics of and reasons for this change in accounting estimate. For example, disclose if the change resulted from a revision to the residual value, useful life, and/or depreciation method and explain to us what events caused the change.

6.1 Other operating income, page F-36

18. We note that you recognized a one-time gain of ARS 520.4 million during fiscal 2016 in connection with a revised estimate of "certain" LVFVD CAMMESA receivables recognized on December 31, 2015. Please explain to us in greater detail the nature of and reasons for this gain including a background description of "certain" LVFVD-related CAMMESA receivables. Citing relevant IFRS guidance, also tell us how you determined the appropriate accounting treatment, including the reasons such gain should be recorded during fiscal 2016 instead of during fiscal 2015.

Note 8. Earnings per share, page F-38

19. We note that your weighted average shares gave retrospective effect to your fiscal 2016 stock dividend (split) and the capital stock decrease due to your common control merger. Tell us why you did not give retrospective effect to these items within your consolidated statements of financial position and changes in equity. Please also show us how you computed weighted average shares for the periods that the commonly controlled entities were separate entities.

12.1 Trade and other receivables, page F-41

20. You disclose that trade receivables from CAMMESA accrue interest "once they become due. However, they are recorded once known (at the time informed by CAMMESA)." Please tell us and clarify your disclosures to distinguish the difference between recognizing the existence of, versus accruing interest on, CAMMESA receivables. In this regard please explain what you mean by CAMESA receivables are recorded at the time informed by CAMMESA. Please also explain the terms for accruing interest on CAMMESA receivables. If the accounting methodology for accruing interest varies based on the nature of receivables, such as those related to the FONINVEMEM agreements, please explain the methodology by type of receivables.

12.4 Borrowings from CAMMESA, page F-43

21. Please explain to us how you reflected the year-over-year change in your CAMMESA borrowings within your statements of cash flows and the rationale for such classification. Please also explain to us when borrowings are necessary from CAMMESA versus collection of receivables from CAMMESA and whether you have any election in which form of cash flow you may receive.

16.1 Income tax, page F-51

22. We note that you recorded a provision of ARS 321.6 million as of December 31, 2016 related to a tax return position that you do not ultimately believe will be approved by the relevant authorities. Please disclose the fiscal year during which you recorded this provision. To the extent that there were changes to this provision in the periods presented, provide the disclosures required by paragraph 84 of IAS 37.

20.4 Potential sale of the La Plata plant, page F-57

23. We note you have entered into a framework agreement and a memorandum of understanding in connection with the possible sale of your La Plata plant "and are in the process of negotiating a final agreement." Please clarify why you have not classified the La Plata plant under IFRS 5 as held for sale or within discontinued operations in your annual and/or interim financial statements. Also, tell us the useful lives you are using to

depreciate the material assets of the La Plata plant, how you determined the useful lives, and if you based the residual values on the terms of the preliminary sales agreement or on some other basis. Finally, please ensure you update this disclosure to indicate the arrangements under which you are operating with respect to steam and electric power sales to YPF.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jim Allegretto Senior Assistant Chief Accountant, at (202) 551- 3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products